SUB-ITEM 77D(g)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                              AIM INVESTMENT FUNDS

      On September 19, 2006, the Board of Trustees (the board) of AIM Investment Funds on behalf of AIM Enhanced Short Bond Fund and AIM International Bond Fund approved the use of U.S. and non-U.S. Government Futures, Interest Rate Futures, Currency Futures and Forward Currency Contracts for Non-Hedging Purposes.